Via Facsimile and U.S. Mail
Mail Stop 6010
								November 3, 2005

Mr. Terry M. Deru
President and Director
Prime Resource, Inc.
1245 East Brickyard Road
Suite 590
Salt Lake City, UT  84106

Re:	Prime Resource, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-QSB for Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 333-88480

Dear Mr. Deru:

      We have reviewed your October 28, 2005 response letter to our
October 21, 2005 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your proposed amendments under cover of the form amended, marked with the letter "A" to designate the document as an amendment. Please sequentially number each amendment on the cover page. Please refer to Rule 12b-15 of the Exchange Act.



Form 10-KSB for the year ended December 31, 2004

Item 6. Plan of Operations, page 13

Results of Operations, page 14

2. We acknowledge your response to our previous comment one. We note that the total revenues in the table on page 15 agree to your segment disclosure amounts in Note 7, however the 2004 amounts for fringe benefit analysts and Belsen Getty do not agree with your statements of operations commissions revenue and investment and business advisory fees amounts, respectively. Please revise your document to be consistent or disclose why the segment amounts do not agree with your statements of operations. In addition, please revise your discussion of operating expenses to be consistent with the amounts presented on your statements of operations. We note that you do not separately disclose officers` salaries and compensation on your statements of operations and that your subtotal of operating expenses presented in results of operations does not agree with the comparable subtotal in your statement of operations. Please revise your 2005 Forms 10-QSB disclosures, accordingly.

3. You indicate in your response to our previous comment two that you will remove the disclosure indicating that you do not segregate expenses by subsidiary or division, however this disclosure still appears in the first paragraph under the table on page 16 of your draft disclosure. Please revise your filing to remove this disclosure.

4. Please revise the title of the disclosure you added in response to our previous comment three to be "Critical Accounting Estimates." In addition, it appears that your revenue recognition and commissions accruals estimates are critical to your financial results. Please revise your disclosure to include a discussion of these critical accounting estimates or explain to us why you believe these estimates are not critical. Also, please revise your 2005 Forms 10-QSB to update your historical experience with these critical estimates.

Item 7. Financial Statements

5. Please expand your disclosures to address the following regarding the restatement of your previously issued financial statements:

* Please have Child, Sullivan & Company revise their report to include an explanatory paragraph discussing the impact of your restatement on their opinion as required by AU 420.12.
* Revise Note 12 to your financial statements to disclose the effect of the restatement on the related per share amounts as required by paragraph 37 of APB Opinion 20.
* Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

Note 1. Significant Accounting Policies, page F-7

Trading Securities, page F-11

6. Please revise your proposed disclosure provided in response to our previous comment six to indicate that you account for these investments under the cost method because you do not exert significant influence as that term in defined in paragraph 17 of APB
18. Otherwise, please revise your accounting and disclosure to account for your investment in these securities under the equity method. In any regard, please remove your disclosures regarding how you value publicly and non-publicly traded securities at various discounts or explain to us why these disclosures are still applicable.

Note 11. Income Taxes, page F-17

7. We acknowledge your response to our previous comment seven. Although the transaction giving rise to your deferred tax asset relates to stock-based compensation in 2002, please revise your filing to discuss the nature of this deferred tax asset. We believe that your stock-based compensation deferred tax asset is a material component of your net deferred tax assets.

Item 8A. Controls and Procedures, page 18
8. We acknowledge your response to our previous comment eight. As previously requested, please revise your disclosure to specifically indicate whether you concluded that your disclosure controls and procedures were effective or ineffective as required by Rule 307 of
Regulation S-B. In addition, please confirm that you considered whether the disclosures provided under Item 307 of Regulation S-B in the original filing needed to be modified, supplemented or corrected in order to explain the relationship between the failure of the disclosure controls and procedures and the restated financial statements.

Exhibits 31, pages 29 and 31

9. Please revise your proposed certifications provided in response to our previous comment nine to:
* remove your reference to "annual report" except in paragraph 4d;
* please note your reference in paragraphs 4 and 4b to internal control over financial reporting may be removed as indicated in
Section IIIE of Release No. 33-8238 issued June 5, 2003; and,
* currently date your revised certifications.

Please revise your 2005 Forms 10-QSB certifications, accordingly.

Form 10-QSB for the three months ended March 31, 2005

Item 1. Financial Statements, page 4

10. Please revise the financial statements contained in the amendment to clearly label the fiscal periods which have been restated and provide the disclosures required by paragraph 37 of APB Opinion 20.
This comment also applies to the disclosures in your amendment to the
June 30, 2005 Form 10-QSB.

Form 10-QSB for the six months ended June 30, 2005

Item 1. Financial Statements, page F-3

Notes to Financial Statements, page F-7

Note 3. Note receivable, page F-7

11. We acknowledge your response to our previous comment 10.
Please
expand your liquidity discussion to address the purpose of the loan and its ultimate collection. In addition, please revise your September 30, 2005 Form 10-QSB, accordingly.

Note 4. Segment information, page F-8

12. Please revise your disclosure provided in response to our previous comment 11 to include the reconciliation of segment profit or loss to consolidated profit or loss as required by paragraph 33f of SFAS 131. In addition, please revise your March 31, 2005 and September 30, 2005 Forms 10-QSB to provide all disclosure required by paragraph 33 of SFAS 131.

Item 2. Management`s Discussion and Analysis of Financial
Condition
or Plan of Operation, page F- 8

Plan of Operations, page F-8

13. Please revise your disclosure consistent with your response to our previous comment 13 to discuss the reason for the material increases in commission expenses and employee costs in the second quarter of 2005. Please revise your September 30, 2005 Form 10-QSB accordingly.

Form 10-QSB for the nine months ended September 30, 2005

Item 1. Financial Statements

14. Please revise your disclosure to add the affirmative statement that your financial statements include all adjustments which in the opinion of management are necessary to make the financial statements not misleading as required by Instruction 2 to Rule 310(b) of Regulation S-B.

General

15. Please amend your September 30, 2005 Form 10-QSB to comply with the preceding comments and the comments in our October 21, 2005 letter.


*    *    *    *

      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March
31, 2005, June 30, 2005 and September 30, 2005 and respond to these comments within 10 business days or tell us when you will respond. Please consider including an introductory headnote to each amended filing explaining the reason(s) for the amendment including the restatement. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant

??

??

??

??

Mr. Terry M. Deru
Prime Resource, Inc.
November 3, 2005
Page 1